Exhibit 99.4

James Hardie announces Adjusted Net Operating Profit

of US$50.1 million for Fiscal 2015 First Quarter

James Hardie today announced results for the quarter ended 30 June 2014:

•	USA and Europe Fiber Cement Segment net sales of US$321.5 million, an increase of 16% compared to Q1 of fiscal 2014

•	Group net sales of US$416.8 million, an increase of 12% compared to Q1 of fiscal 2014

•	USA and Europe Fiber Cement Segment EBIT margin of 21.2%

•	Asia Pacific Fiber Cement Segment EBIT margin excluding New Zealand weathertightness[1] claims of 21.7%

•	Group adjusted EBIT[1] of US$71.2 million for the quarter, an increase of 5% compared to Q1 of fiscal 2014

•	Group adjusted net operating profit[1] of US$50.1 million for the quarter, a decrease of 4% compared to Q1 of fiscal 2014

•	Capital expenditures of US$48.6 million for the quarter

•	Dividends paid during the quarter of US$124.6 million

•	Contribution of US$113.0 million to AICF on 01 July 2014

CEO Commentary

James Hardie CEO Louis Gries said: “The operating environment in both the US and Australia has improved relative to the same quarter last year, but the US market is recovering more modestly than we assumed at the beginning of the year. Our first quarter results reflect growth in net sales and EBIT in local currencies across our segments, driven by higher sales volume and average net sales prices.”

“In the US and Europe business segment, our top line growth outpaced the increases in both gross profit and EBIT, which were constrained due to higher input and freight costs, higher organizational spend and plants performing less efficiently relative to the same quarter last year. However, EBIT margin for the quarter was 21.2%, relatively flat when compared to the same quarter last year, and we expect our EBIT margin to remain within our target range of 20% to 25% for the full fiscal year.”

[1]	The Company may present financial measures that are not considered a measure of financial performance under US GAAP and should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Additionally, management uses such non-GAAP financial measures for the same purposes. Please refer to the Non-US GAAP Financial Measures section of Management’s Analysis of Results for reconciliations of non-GAAP financial measures to an equivalent US GAAP measure.

Mr. Gries concluded, “The rate of improvement in single family housing starts for the quarter softened from industry expectations at the start of the year, and we see a more moderate improvement in the US operating environment in the short-term. However, our view is unchanged on the medium and longer-term outlook that the US housing market will recover towards a historical average of new construction starts per year. To capitalize on the growing market demand and anticipated market penetration, we continue to invest in additional manufacturing capacity and organizational capability across our US business.”

Outlook

The Company continues to expect improvement in the US operating environment during fiscal 2015, although at a more moderate level than originally assumed for the year. Further, the recent flattening in housing activity has created some uncertainty about the pace of the recovery in the short-term.

EBIT to revenue margins in our USA and Europe Fiber Cement Segment are expected to remain within our target range of 20% to 25% for fiscal 2015, absent any major external factors.

In Australia, net sales from the Australian business are expected to improve, tracking in line with expected growth in the detached housing market and an expected positive movement in the repair and remodel market.

The New Zealand business is expected to deliver improved results supported by a stronger local housing market, particularly in Auckland and Christchurch, although at a more moderate rate of growth than prior year.

The Philippines business is expected to grow, driven by increased penetration in to a relatively flat repair and remodel market, together with increased penetration into the growing Residential High Rise market.

Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2015 is between US$226 million and US$261 million. Management expects full year Adjusted net operating profit to be between US$205 million and US$235 million assuming, among other things, housing industry conditions in the United States continuing to improve and that an average exchange rate at or near current levels is applicable for the remainder of the fiscal year.

The comparable Adjusted net operating profit for fiscal 2014 was US$197.2 million.

Management cautions that although US housing activity has been improving for some time, market conditions remain somewhat uncertain and some input costs remain volatile. The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Further Information

Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the quarter ended 30 June 2014 for additional information regarding the company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Forward-Looking Statements

This media release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this media release.

END

Media/Analyst Enquiries:

Sean O’ Sullivan Telephone: +61 2 8845 3352

Vice President Investor and Media Relations Email: media@jameshardie.com.au